                                  SCHEDULE 14A
                                 (RULE 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT


                            SCHEDULE 14A INFORMATION


Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement (definitive proxy to be filed on or about May 8, 2002)
[ ] Confidential, for Use of Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                          THE SPECTRANETICS CORPORATION
                 ----------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                 STEVEN W. SWEET
        -----------------------------------------------------------------
       (Name of Person(s) Filing Proxy Statement if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11,

    1)    Title of each class of securities to which transaction applies:

    2)    Aggregate number of securities to which transaction applies:
    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
    4)    Proposed maximum aggregate value of transaction:
    5)    Total fee paid:

[ ] Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    1)    Amount Previously Paid:
    2)    Form, Schedule or Registration Statement No.:
    3)    Filing Party:
    4)    Date Filed:

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002



                                STEVEN W. SWEET
                              4512 W. 125TH STREET
                                LEAWOOD, KS 66209

Dear Fellow Stockholder:

      Only in an extraordinary case should an individual stockholder launch a proxy contest to oust the Chairman of the Board of a public company. This is such a case. For the reasons set forth below, I am delivering the enclosed Proxy Statement to you as a stockholder of The Spectranetics Corporation in connection with my nomination of John W. (Jack) Allgood and Jack A. Newman, Jr. as candidates for election to Spectranetics' Board of Directors. I am asking that you reject the slate of Directors being proposed by the company, Emile Geisenheimer and John Schulte, and support the superior slate I am submitting by signing and returning the enclosed GREEN proxy card prior to the company's annual meeting. The annual meeting is scheduled for June 4, 2002, at 9:00 a.m. MDT at the Sheraton Colorado Springs Hotel, 2886 South Circle Drive, Colorado Springs, Colorado.

WHO ARE MY NOMINEES, AND WHY DID I SELECT THEM?

      The nominees I am proposing have impressive backgrounds in accounting and health care, both areas that can directly benefit Spectranetics. Jack Allgood, CFO of Stonegate Capital Corporation, is a career CPA who served for 13 years as an officer and director of the Colorado accounting firm of Levine, Hughes, and Mithuen, Inc., heading up its income tax practice. His expertise in complex accounting and tax issues as well as mergers, acquisitions and business valuations will certainly be extremely beneficial to Spectranetics. Jack Newman, also a CPA, is Executive Vice President at Cerner Corporation, where he works on a daily basis with major healthcare providers throughout the country - an important market for Spectranetics. Moreover, Mr. Newman's prior experience as Partner-In-Charge of the National Health Care Strategy Practice for KPMG LLP will prove invaluable in helping Spectranetics analyze future business opportunities.

      Adding two independent Directors with strong accounting backgrounds will increase the Board's ability to ensure the accuracy and clarity of our company's financial reporting, a critical requirement in the post-Enron environment. Both candidates bring unquestioned integrity and a track record of success to the company. They will represent our interests as stockholders and add a much needed level of prestige and credibility to our Board. Their backgrounds speak for themselves, and I urge you to carefully read their bios in the enclosed Proxy Statement.

WHY AM I OPPOSING THE INCUMBENT DIRECTORS?

      I believe that not only are there compelling reasons to vote in favor of the superior slate I am proposing, but also there are equally important reasons to unseat Emile Geisenheimer, the venture capitalist who has been a director for 12 years, and who currently serves as Chairman of the Board. Consider the following:

      o Mr. Geisenheimer has been a Director since April 1990 and has served as Chairman of the Board since June 1996. Shortly after Spectranetics' IPO in January 1992, the stock climbed to more than $20.00 per share. However, the stock has languished for many years, and currently is trading below $4. Long-term investors have undoubtedly been consistently disappointed in the performance of the company's stock under Mr. Geisenheimer's leadership.

      o Despite the disappointing performance of Spectranetics' stock, Mr. Geisenheimer has continually accepted large option grants under the company's option plans, and from my analysis of the information publicly available it appears he has also been awarded at least 150,000 options in return for "consulting services" rendered to the company. The company's proxy statement shows that, in total, Mr. Geisenheimer has 266,667 vested options, and together he and Mr. Schulte have a staggering 402,052 vested options (and an undisclosed number of unvested options). Under the company's 1997 Equity Participation Plan, merely by being reelected Messrs. Geisenheimer and Schulte will each stand to receive at least another 75,000 options, regardless of the performance of

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002



            our company. To me, this plan is unusual, unfair, and inappropriate for a company this size. The dilution of stockholder value resulting from these excessive options would obviously be a significant negative to institutional and financially astute investors, and I believe it is seriously eroding the value of our investment. My nominees intend to vote to significantly reduce option grants to outside Directors of the company.

      o In addition to the stock options referenced above and cash payments for board participation, the company's SEC filings show that Mr. Geisenheimer receives a six-figure retainer from the company each year for "consulting services" (historically in cash; last year, $75,000 in cash plus a grant of 50,000 options). While this arrangement may or may not be legitimate, I pose the following questions: What continuing consulting service does a Colorado Springs medical device company need from a New York-based venture capitalist? Is Mr. Geisenheimer involved with the company to further his personal interests at the expense of ours?

      o MR. GEISENHEIMER DOES NOT HAVE THE SUPPORT OF TOP MANAGEMENT. I have the utmost confidence in Mr. Largey, the company's very capable CEO, and his management team. They are working hard to maximize stockholder value, and in time I believe they will do just that. However, I sense that there is significant conflict between management and Mr. Geisenheimer. In an extraordinary demonstration of the desperate need for the change I am seeking with this proxy, every executive officer of the Company, including Mr. Largey, has stated his intention to vote in favor of the candidates I am nominating. I enclose a copy of their letter of support. In my experience, it is not only exceedingly rare for management to openly oppose the reelection of the Chairman of the Board, it is also very risky for those individuals - who serve at the pleasure of the Board
            - to do so. I fear losing some or all of our outstanding management team if this campaign is unsuccessful.

      Most of my comments above have been directed toward Mr. Geisenheimer because he has most directly controlled the company as its Chairman, and has hand-picked Mr. Schulte and two other Board members. I am also opposing Mr. Schulte's election. Mr. Schulte was recruited to the Board by Mr. Geisenheimer, and has supported the excessive stock option plan referenced above, as well as Mr. Geisenheimer's lucrative "consulting" arrangement. Mr. Schulte has 135,385 vested options to buy the company's stock, and according to public records has not purchased a single share. His reelection at the upcoming annual meeting would entitle him to 75,000 more options. I believe that such risk-free handouts to Directors are not in Spectranetics' best interests and must be curbed. With your support, they can!

WHAT WILL HAPPEN NEXT, AND WHAT CAN YOU DO?

      I have raised serious questions to which Messrs. Geisenheimer and Schulte may respond. They may choose to launch a campaign to attack me and the candidates I am nominating - a campaign that may include advertising, multiple mailings, and proxy solicitation calls to you. I submit that such a campaign, if launched, would be a waste of the company's money. The most efficient and cost-effective method for them to communicate with you is through the Spectranetics web site, www.spectranetics.com, and I suggest you look there for their communications. I also encourage you to monitor my web site, www.sweetproxy.com, for my observations on their responses.

      IF YOU HAVE ALREADY VOTED ON THE PROXY CARD SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. You CANNOT use the company's white proxy card to vote for my slate of nominees. Remember, your latest dated proxy determines your vote at the annual meeting.

      If you own your shares in the name of a brokerage firm, bank nominee, or other institution, only they can vote your shares. Your execution and mailing of the enclosed GREEN proxy card will direct them to vote your

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002



shares for the alternate slate I am proposing. YOUR BROKER CANNOT VOTE YOUR SHARES UNLESS HE OR SHE RECEIVES YOUR INSTRUCTIONS IN THIS MANNER.

      Please recognize that this is in no way a hostile takeover of the company --it is simply a docile makeover of the Board. I believe the company's nominees bring little to the table and take too much from it, and they seem to engender unnecessary conflict with our fine management team. In my opinion it is imperative that we create a powerful team that can take Spectranetics to the next level, and with your help my nominees will become valuable members of that team. I need your vote. Any questions you may want to direct to me can be sent via e-mail to ssweet@sweetproxy.com or via regular mail to the address shown on this letter. Please vote the enclosed GREEN proxy card in favor of the slate I have proposed by signing, dating and mailing the card in the postage paid envelope as soon as possible. Every vote does count, and time is of the essence.

                                                  Sincerely,


                                                  Steven W. Sweet

P.S. By way of full disclosure, I am a 52 year old stockholder who operates a family-owned retail store. I am a former partner of a national accounting firm (Peat, Marwick). I have been a stockholder of Spectranetics for about a year and a half and now own 176,000 shares.

      My sister, Sharon Sweet, is Vice President, Corporate Relations of Spectranetics. Since she serves at the pleasure of the Board, my action, if unsuccessful, may constitute a CLM ("career limiting move") for her. Because of that, I told her many times that if she asked me to back off, I would. She never did - I admire her optimism and courage.

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002



May 3, 2002


Mr. Steven W. Sweet
4512 West 125th Street
Leawood, KS  66209

Dear Mr. Sweet:

The undersigned, who collectively own 309,017 shares of common stock of The Spectranetics Corporation (including shares over which the undersigned exercise voting control), intend to vote such shares in favor of the election of John W.
(Jack) Allgood and Jack A. Newman, Jr. to the Board of Directors. Additionally, we grant you permission to disclose our intended votes.

Very truly yours,

/s/ Joseph A. Largey                           /s/ Paul C. Samek
------------------------------                 -------------------------------
Joseph A. Largey                               Paul C. Samek
President and                                  Chief Financial Officer and
Chief Executive Officer                        Vice President, Finance
(47,500 shares.)                               (15,000 shares.)

/s/ Bruce E. Ross                              /s/ Lawrence E. Martel, Jr.
------------------------------                 -------------------------------
Bruce E. Ross                                  Lawrence E. Martel, Jr.
Vice President, Sales, Marketing               Vice President, Operations
and Service                                    (18,134 shares.)
(75,754 shares.)

/s/ Christopher Reiser, Ph.D.                  /s/ Adrian E. Elfe
------------------------------                 -------------------------------
Christopher Reiser, Ph.D.                      Adrian E. Elfe
Vice President, Technology and                 Vice President, Quality Assurance
and Clinical                                   and Regulatory Affairs
(151,629 shares.)                              (1,000 shares.)

cc:      Emile J. Geisenheimer
         Marvin L. Woodall
         Christopher Kaufman, Latham & Watkins

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002

                                 PROXY STATEMENT
                                       OF
                                 STEVEN W. SWEET

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                          THE SPECTRANETICS CORPORATION
                           TO BE HELD ON JUNE 4, 2002



      This Proxy Statement and the accompanying GREEN proxy card are being furnished to the holders of Common Stock, par value $0.001 per share, of The Spectranetics Corporation in connection with the solicitation of proxies by Steven W. Sweet for use at the 2002 Annual Meeting of Stockholders of Spectranetics. Spectranetics has stated that the 2002 Annual Meeting of Stockholders will be held on June 4, 2002, at 9:00 a.m. MDT at the Sheraton Colorado Springs Hotel, 2886 South Circle Drive, Colorado Springs, Colorado. The date of this Proxy Statement is May __, 2002. This Proxy Statement and the accompanying GREEN proxy card are being sent to all of the stockholders of Spectranetics on or about May __, 2002.

      In opposition to the Board of Directors, Mr. Sweet is seeking to solicit the proxy of each Spectranetics stockholder to be used (i) to vote FOR the election of John W. (Jack) Allgood and Jack A. Newman, Jr., as Directors of Spectranetics for three-year terms, each ending at the 2005 Annual Meeting; (ii) to vote FOR ratification of KPMG LLP as Spectranetics' independent auditors;
(iii) to vote FOR an amendment to Spectranetics' 1997 Equity Participation Plan to provide that the maximum number of shares which may be subject to awards granted to any individual in any calendar year will not exceed 1,500,000; and
(iv) to vote in Mr. Sweet's discretion on any other matters as may properly come before the meeting or any adjournments. Mr. Sweet is not aware of any other matters to be decided at the Annual Meeting. For information regarding Spectranetics' independent auditors, as well as the 1997 Equity Participation Plan and the proposed amendment to the plan, please refer to the proxy materials sent to you by the Board of Directors of Spectranetics, which were filed with the Securities and Exchange Commission (SEC) on April 26, 2002, and are available at www.sec.gov.

      According to the Board's proxy statement the Board has fixed the close of business on April 8, 2002 as the record date for determination of stockholders entitled to vote at the Annual Meeting and any adjournments. The Board's proxy statement reports that there were 23,799,865 shares of common stock of Spectranetics outstanding as of the record date. Each share of common stock is entitled to one vote.



                             ABOUT THIS SOLICITATION


      This solicitation is being made by Steven W. Sweet and not on behalf of the Board of Directors of Spectranetics. Mr. Sweet is an owner of and operates the Fireplace and Bar-B-Q Center, a private, family-owned business in Overland Park, Kansas. He is the beneficial owner, as defined in SEC rules, of 186,000 shares of Spectranetics common stock. He owns 176,000 shares directly, and is the beneficial owner of 10,000 shares held in his mother's revocable trust, the Helen D. Sweet 1993 Living Trust, of which he is co-trustee. He is not a party to any contract, arrangement or understanding with respect to his shares of Spectranetics common stock, except for normal contractual relations relating to the brokerage accounts in which he holds his shares. Mr. Sweet's transactions in Spectranetics common stock over the past two years are set forth in Annex A. He is not currently and has never been employed by Spectranetics, does not have any agreements relating to future employment or transactions with Spectranetics, and he does not have an interest in the matters to be voted upon at the Annual Meeting except as an owner of Spectranetics common stock. Mr. Sweet's sister, Sharon Sweet, serves as Vice President, Corporate Relations of Spectranetics. Mr. Sweet has not been convicted in any criminal proceeding in the past 10 years.


      No employee of Mr. Sweet's business is participating in this solicitation. He is undertaking this solicitation in his own personal capacity and is financing the solicitation with his own personal funds. In connection with this solicitation, proxies may be solicited by mail, courier service, advertisement, telephone, telecopier or other electronic means, and in person. Solicitations may be made, in the manner set forth in this Proxy Statement, by Mr. Sweet and his nominees, none of whom will receive additional compensation for such solicitations. Mr. Sweet and his nominees may request banks, brokerage firms, and other custodians, nominees and fiduciaries to forward all of

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002

the solicitation materials to the beneficial owners of the shares of common stock they hold of record, and will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.


      Mr. Sweet has retained Georgeson Shareholder Communications, Inc., to assist in the printing and distribution of solicitation material to shareholders. Georgeson will be paid a fee of $12,500 plus reimbursement of certain expenses. Mr. Sweet does not currently intend to engage any proxy soliciting organizations, but Georgeson has agreed to provide such services, if required, for approximately $30,000 to $40,000.

      Costs related to this solicitation will include Georgeson's fee, attorneys' fees, and printing and mailing costs. In connection with his soliciting activities, Mr. Sweet has spent approximately $63,500 as of the date of mailing of this Proxy Statement, and expects to incur a total of $80,000 in expenses. If Mr. Allgood and Mr. Newman are elected to the Board of Directors of Spectranetics, they intend to submit to the Board a resolution authorizing Spectranetics to reimburse Mr. Sweet for his expenses in connection with this solicitation. Such proposed reimbursement will not be submitted to a vote of Spectranetics' stockholders.


                               ABOUT THIS ELECTION

      The Board of Directors of Spectranetics currently consists of seven directors separated into three classes. Each Director serves for a term of three years and until his successor is duly elected and qualified, subject to his or her prior death, resignation, retirement, disqualification, or removal from office. Two Directors will be elected at the 2002 Annual Meeting.

      Please vote for the election of Mr. Allgood and Mr. Newman to the Board of Directors of Spectranetics by signing, dating, and mailing the enclosed GREEN proxy card in the postage-paid envelope provided. Shares represented by a valid unrevoked GREEN proxy card will be voted as specified. If no specification is made, shares represented by a GREEN proxy card will be voted "FOR" the election of Mr. Sweet's nominees as directors and will be voted in Mr. Sweet's discretion on any other matters that may properly come before the Annual Meeting. Proxies may be revoked at any time before they are voted at the Annual Meeting by a written revocation delivered to Mr. Sweet at 4512 W. 125th Street, Leawood, Kansas 66209, or to the Secretary of Spectranetics at its corporate office, 96 Talamine Court, Colorado Springs, Colorado 80907. A later dated proxy automatically revokes an earlier dated one. You may also revoke any proxy given by attending the Annual Meeting and voting your shares in person.

YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR GREEN PROXY CARD AT YOUR EARLIEST CONVENIENCE.

                              ABOUT THESE NOMINEES

      At the Annual Meeting, Mr. Sweet will nominate John W. (Jack) Allgood and Jack A. Newman, Jr., to be elected as Directors of Spectranetics. Mr. Allgood and Mr. Newman have consented to serve as Directors if elected, and are unaware of any reason that they would be disqualified or unable or unwilling to serve if elected. In the event that either of Mr. Allgood or Mr. Newman should be unable to serve upon his election, proxies may be voted for another person nominated by Mr. Sweet to fill the vacancy. Each of the nominees intends to discharge his duties as a Director in compliance with applicable legal requirements, including the general fiduciary obligations imposed upon directors of a corporation. Neither Mr. Allgood nor Mr. Newman has any interest in the matters to be voted on at the Annual Meeting, except insofar as they would benefit by their election as Directors.

         JOHN W. ("JACK") ALLGOOD, 52, is a resident of Englewood, Colorado and has been employed for the past 28 years as a Certified Public Accountant. He is currently the Chief Financial Officer of Stonegate Capital Corporation, a real estate investment and residential real estate construction and management company, and from May 2001 to December 2001, he was the Chief Financial Officer of Integrated Asset Services, Inc., an asset management and real estate valuation services company. Prior to that, Mr. Allgood was an officer and director at the Colorado accounting firm Levine, Hughes and Mithuen, Inc. (LH&M). In addition to leading the tax services group at LH&M, Mr. Allgood worked in the areas of mergers and acquisitions, business valuations, management consulting services, financial statement engagements, and litigation support for a diverse corporate clientele. Mr. Allgood practiced with three accounting firms prior to LH&M, including Price Waterhouse and his own firm of

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002

Allgood & Company, which merged with LH&M in 1988. Mr. Allgood is currently a member of the Advisory Board of Accounting, University of Northern Colorado. He is a former Chairman of the Tax Management Committee, North American Region, of Summit International Associates, Inc. (now Baker Tilly International), which provides worldwide expertise in management consulting, accounting, taxation, business valuation, and other related professional services. As a past board member with the Colorado Society of Certified Public Accounts (CSCPA), Mr. Allgood has served as the chairman of the Continuing Professional Education Board and chairman of the Continuing Professional Education Curriculum Committee. A frequent speaker on income tax and public accounting subjects, he has also served as an instructor for the MBA program at Regis Community College.

      JACK A. NEWMAN, JR., 54, of Leawood, Kansas, has been an executive with Cerner Corporation since 1996. Cerner is a publicly held company that supplies clinical and management information and knowledge systems to healthcare organizations worldwide. In his current role as Executive Vice President, Mr. Newman establishes innovative arrangements between Cerner and large, progressive, integrated healthcare organizations in the United States and Canada. Prior to joining Cerner, Mr. Newman served as Partner-in-Charge of the National Health Care Strategy Practice for KPMG Peat Marwick LLP. He provided consulting services to hundreds of healthcare clients in his 22-year tenure at Peat, Marwick. He holds a master's degree in public administration with a concentration in health care administration, and is a Certified Public Accountant. Mr. Newman also serves as a faculty member for the American College of Healthcare Executives, the American Hospital Association, the Health Information Management Systems Society and the Medical Group Management Association. Mr. Newman is a national speaker on the role information and knowledge systems are playing, and will increasingly play, in transforming health care.

      Neither Mr. Allgood nor Mr. Newman holds any position with Spectranetics or any of its affiliates, and neither is related by blood, marriage or adoption to any Director, executive officer or nominee for Director of the company. There are no pending legal proceedings in which either nominee or any of their associates is a party adverse to Spectranetics, or in which either nominee has an interest adverse to Spectranetics.

      Neither Mr. Allgood nor Mr. Newman is a party to any contract, arrangement or understanding with respect to securities of Spectranetics, and neither has any agreements relating to future employment or transactions with Spectranetics. Neither of the nominees has been convicted in any criminal proceeding in the past 10 years.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table, which except for information regarding Messrs. Allgood and Newman is based on information contained in the proxy statement filed by the Board of Directors of Spectranetics, sets forth certain information as to the number of shares of Spectranetics' common stock beneficially owned as of March 31, 2002 by (i) all persons known to Mr. Sweet to be the beneficial owner of more than 5% of Spectranetics' issued and outstanding common stock;
(ii) each current Director and each nominee (including the nominees named on the enclosed proxy card) for Director of Spectranetics; (iii) each "named executive officer" of the company as defined in SEC regulations; and (iv) all of Spectranetics' current executive officers and Directors as a group.

      Under the SEC's definition of "beneficial ownership," all securities over which a person has voting or investment power are deemed to be beneficially owned by that person, as are securities issuable to such person within 60 days following March 31, 2002. Shares issuable within 60 days are deemed outstanding for computing the ownership percentage of the person to whom the shares are issuable, but are not treated as outstanding for computing the ownership percentage of any other person. The figures below are based on a total of 23,799,865 shares of common stock currently issued and outstanding.

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002


                                                                                               PERCENT
                    NAME OF                   NUMBER OF SHARES        SHARES ACQUIRABLE      BENEFICIALLY
               BENEFICIAL OWNER                CURRENTLY OWNED          WITHIN 60 DAYS          OWNED
               ----------------                ---------------          --------------          -----

DIRECTORS AND NAMED EXECUTIVES
Joseph A. Largey                                    34,500                 927,992               3.9%
Cornelius C. Bond, Jr.                             117,684                 165,201               1.2%
Emile J. Geisenheimer                               20,364                 266,667               1.2%
R. John Fletcher                                         -                       -                 *
Joseph M. Ruggio, M.D.                               3,500                 142,052                 *
John G. Schulte                                          -                 135,385                 *
Marvin L. Woodall                                    4,000                       -                 *
Lawrence E. Martel, Jr.                             18,135                 278,804               1.2%
Christopher Reiser, Ph.D.                          151,629                 141,050               1.2%
Bruce E. Ross                                       75,754                 224,456               1.2%
Paul C. Samek                                       15,000                 164,424                 *
All officers and directors as a group              450,384               2,805,111              12.2%
     (13 people)
NOMINEES FOR DIRECTOR
Jack W. Allgood                                          -                       -                 *
Jack A. Newman, Jr.                                      -                       -                 *

* - Indicates less than 1%.

                                  VOTE REQUIRED

      Each share of common stock is entitled to one vote. The vote of a majority of the shares of common stock represented in person or by proxy and entitled to vote is required for approval of matters to be presented at the Annual Meeting, except for the election of Directors, which requires a vote of a plurality of the shares of common stock voted. Accordingly, the two nominees receiving the greatest number of votes cast at the Annual Meeting will be elected as Directors, and shares not voted will have no effect on the election of Directors. The presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the Annual Meeting shall constitute a quorum. Abstentions and broker non-votes will be treated as present for purposes of determining the presence of a quorum.

                              STOCKHOLDER PROPOSALS

      According to the Board's proxy statement, any proposal of a stockholder intended to be presented at the 2003 Annual Meeting of Stockholders must be received by Spectranetics by December 29, 2002 in order for the proposals to be considered for inclusion in Spectranetics' notice of meeting, proxy statement and proxy relating to the 2003 Annual Meeting.

                             ADDITIONAL INFORMATION

      Reference is made to the Board's proxy statement for information concerning Spectranetics' management, Board of Directors and committees thereof, and the independent public accountants.

      The information concerning Spectranetics contained in this Proxy Statement has been taken from or is based upon publicly available information. Although Mr. Sweet does not have any information that would indicate

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002

that any information contained in this Proxy Statement concerning Spectranetics is inaccurate or incomplete, Mr. Sweet does not take any responsibility for the accuracy or completeness of such information.

      Questions, or requests for additional copies of this Proxy Statement, should be directed to:

                                 STEVEN W. SWEET
                              4512 W. 125TH STREET
                                LEAWOOD, KS 66209
                          e-mail: ssweet@sweetproxy.com
                            Telephone: (913) 383-2286
                            Facsimile: (913) 383-2570

Preliminary Copy:  Subject to Completion
Material dated May 7, 2002

                                     ANNEX A

                   TRANSACTIONS IN SPECTRANETICS COMMON STOCK

                         Transactions by Steven W. Sweet
                         -------------------------------

                                    Transaction
      Date of                        -----------
    Transaction                                                    # Shares
    -----------                                                    --------

       6/23/00                        Purchase                       20,000
       9/13/00                        Purchase                       15,000
       9/28/00                        Purchase                        2,500
       9/29/00                        Purchase                       12,500
      10/23/00                         Sale                          50,000
      11/27/00                        Purchase                       28,400
      11/28/00                        Purchase                        6,200
      11/29/00                        Purchase                       15,400
       6/14/01                        Purchase                       50,000
       10/4/01                        Purchase                        9,000
       10/5/01                        Purchase                        5,895
       10/8/01                        Purchase                        1,400
      10/12/01                        Purchase                       41,000
      11/13/01                        Purchase                        2,500
      11/14/01                        Purchase                          100
        3/4/02                        Purchase                       15,105
       4/15/02                        Purchase                        1,000


                                 Transactions in
                                 ---------------
                        Helen D. Sweet 1993 Living Trust
                        --------------------------------

                                     Transaction
      Date of                        -----------
    Transaction                                                    # Shares
    -----------                                                    --------

       8/28/01                        Purchase                        5,000
       8/29/01                        Purchase                        4,000
       3/01/02                        Purchase                        1,000

           PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS - JUNE 4, 2002
                   THIS PROXY IS SOLICITED BY STEVEN W. SWEET


      This proxy is furnished in connection with the solicitation by Steven W. Sweet of proxies for use at the 2002 Annual Meeting of Stockholders of The Spectranetics Corporation. The undersigned stockholder of The Spectranetics Corporation, a Delaware corporation (the "Company"), hereby constitutes and appoints Steven W. Sweet and John W. (Jack) Allgood, and each of them, as his attorney-in-fact and proxy (with full power of substitution), and authorizes him to represent the undersigned at the Annual Meeting of Stockholders of the Company, which is currently scheduled to be held at 9:00 A.M. (MDT) on June 4, 2002, at the Sheraton Colorado Springs Hotel, 2886 South Circle Drive, Colorado Springs, Colorado, and at any adjournment thereof, and to vote the common stock of the Company held by the undersigned as designated below on proposals 1, 2, and 3 and in his discretion on all other matters coming before the meeting.

      This proxy when properly executed will be voted in the manner directed by the stockholder, but if no direction is made, this proxy will be voted FOR both candidates on proposal 1, and FOR proposal 2 and 3. Properly executed proxies will be voted in the discretion of the proxy holder with regard to any other matter that properly comes before the meeting.

  1.  ELECTION OF DIRECTORS:

      John W. (Jack) Allgood             FOR  [ ]             AGAINST  [ ]

      Jack A. Newman, Jr.                FOR  [ ]             AGAINST  [ ]

  2.  APPOINTMENT OF AUDITORS

      To ratify the appointment of KPMG LLP as independent auditors for the fiscal year ending December 31, 2002.

                                         FOR  [ ]             AGAINST  [ ]

  3.  AMENDMENT OF 1997 EQUITY PARTICIPATION PLAN

      To amend the 1997 Equity Participation Plan to provide that the maximum number of shares which may be subject to awards granted to any individual in any calendar year will not exceed 1,500,000 shares.

                                         FOR  [ ]             AGAINST  [ ]


PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, trustee or other representative capacity, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer.

The signer hereby revokes all proxies heretofore given to vote at said meeting or any adjournment thereof.


                                  ----------------------------------------
                                           Signature of Stockholder

                                  ----------------------------------------
                                           Signature of Stockholder

                                  Dated:                              2002
                                         ----------------------------